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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of February

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  February 28, 2006

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                 FUTUREMEDIA ANNOUNCES LAUNCH OF SECOND PHASE OF
         NETWORK RAIL CONTRACT, PROVIDING TAX-EFFICIENT BENEFITS PACKAGE

Brighton, England - February 28, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, today announced the second phase of the UK Government's Home Computing Initiative
(HCI) with Network Rail, the owner of Britain's railway infrastructure, to provide a tax-efficient benefits package to eligible employees.

This follows the success of a similar scheme launched in June 2005, which saw delivery of home-computers to over 4,000 Network Rail employees under the HCI program. As a result of positive employee feedback and a take-up rate of 14 percent of those eligible to participate in the scheme, it has been agreed that Futuremedia will manage the rollout of a second phase of the HCI scheme, this time incorporating extra features such as personal trainers and a (pound)50 credit to spend in Futuremedia's e-shop. In addition, Futuremedia is also managing the introduction of tax-free bicycles into Network Rail as part of the government's green transport agenda.

Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, commented "We are proud to once again be working with Network Rail and providing them with this extension to their benefits package. We look forward to building on our ongoing relationship with them and delivering these lifestyle-enhancing benefits to their employees."

About Futuremedia:
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

About Network Rail:
Network Rail is the 'not for dividend' owner and operator of Britain's railway infrastructure, which includes the tracks, signals, tunnels, bridges, viaducts, level crossings and stations - the largest of which we also manage. We are working to rebuild Britain's railway and provide a safe, reliable and efficient rail infrastructure for freight and passenger trains to use. Our website: www.networkrail.co.uk

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"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from contracts and new products, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

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